A New Beginning neuralstem.com Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Dated July 22, 2019 Registration Statement No. 333 - 232273 Relating to Preliminary Prospectus Dated July 22, 2019

neuralstem.com Free Writing Prospectus 2 This free writing prospectus relates to the offering of ( i ) shares of common stock and warrants to purchase shares of common stock and (ii) pre - funded warrants to purchase shares of common stock and warrants to purchase shares of common stock of Neuralstem, Inc . (the “Company”), all of which are being registered on a Registration Statement on Form S - 1 (No . 333 - 232273 ) (the “Registration Statement”), which Registration Statement has not yet become effective as of the date hereof . This free writing prospectus should be read together with the preliminary prospectus dated July 22 , 2019 included in that Registration Statement, which can be accessed on the SEC website at www . sec . gov . The Company has filed a registration statement (including a preliminary prospectus) with the SEC for the offering of our securities to which this communication relates . Before you invest, you should read the preliminary prospectus (including the risk factors described therein) in the registration statement and, when available, the final prospectus relating to the offering and the other documents that the Company has filed with the SEC for more complete information about the Company and this offering . You may get these documents, including the preliminary prospectus, for free by visiting EDGAR on the SEC Web site at www . sec . gov . Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting H . C . Wainwright & Co . , LLC, 430 Park Avenue, 3 rd Floor, New York, New York 10022 by email at placements@hcwco . com .

neuralstem.com Safe Harbor Statement 3 Safe Harbor statements under the Private Securities Litigation Reform Act of 1995 : This presentation contains forward - looking statements as defined in Section 27 A of the Securities Act of 1933 as amended, and section 21 E of the Securities Exchange Act of 1934 , as amended . Such forward - looking statements are based upon Neuralstem, Inc . ’s management’s current expectations, estimates, beliefs, assumptions, and projections about Neuralstem’s business and industry . Words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “potential,” “continue,” and variations of these words (or negatives of these words) or similar expressions, are intended to identify forward - looking statements . In addition, any statements that refer to expectations, projections, or other characterizations of future events or circumstances, including any underlying assumptions, are forward - looking statements . These forward - looking statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict . Therefore, our actual results could differ materially and adversely from those expressed in any forward - looking statements as a result of various risk factors . These risks and uncertainties include the risks associated with the effect of changing economic conditions, trends in the products markets, variations in Neuralstem’s cash flow, market acceptance risks, technical development risks and other risk factors detailed in Neuralstem’s Securities and Exchange Commission filings . For links to SEC documents please visit the company’s Web site : neuralstem . com . Although we believe that we have a reasonable basis for each forward - looking statement contained in this presentation, we caution you that forward - looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward - looking statements contained in this presentation as a result of, among other factors, the factors referenced in the “Risk Factors” section of our Annual Report on Form 10 - K for the year ended December 31 , 201 8 filed with the Securities and Exchange Commission on March 22 , 2019 and other reports filed with the SEC . In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward - looking statements contained in this presentation, they may not be predictive of results or developments in future periods . Any forward - looking statements that we make in this presentation speak only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this presentation, except as required bylaw .

neuralstem.com The Company Public Company: NASDAQ: CUR Market Capitalization: Approx. $6 MM Management: Being re - built under new Executive Chairman, Ken Carter, Ph.D. Business: Development of proprietary, first - in - class stem cell - based treatments for neurological diseases Stage of development: Clinical stage therapeutic asset development Strategic Plan: Three - year plan to build new pipeline of clinical stage assets 4 ALS & SCI Stroke Allogenic Off the shelf Cell Therapy

neuralstem.com • Long Term – Re - build pipeline of clinical stage assets – Develop core team for therapeutic development and commercialization – Therapeutic focus: Neural diseases and complimentary indications • Near Term – Recapitalize company; – Implement new clinical development strategy to drive value – Stepwise approach over the next 12 months 1. Raise initial “Phoenix Round” of financing 2. Continue to re - build company; Fully develop new plan 3. Reconfigure the pipeline 4. Raise additional financing at higher valuation 5 The Plan

neuralstem.com • Established credible executive management team: – Deep expertise in therapeutic product development – Proven track records in biotechnology company operations • Streamline and partner development activities of existing pipeline – Focus on clinical milestones – Highest likelihood of success – Commercial opportunity – Out - license Asia rights • Search & evaluate new pipeline of clinical stage assets – Retained Hibiscus BioVentures – In - license new clinical stage asset(s) during Q4 of 2019 6 Rebuilding Neuralstem

neuralstem.com Matt Kalnik* Consultant: Operations, R&D Tom Hazel VP of R&D David Recker* Chief Medical Officer Don Elsey* Consultant: Financial VP Regulatory VP Manufacturing Ken Carter Executive Chairman • 20+ years as CEO/Chairman of public and private companies • Multiple successful companies • Broad pharma, R&D and Business networks • 20+ years Exec. roles in R&D and BD • Led development of several drugs • President, CEO and COO credentials • 15+ years CFO med tech and biotech companies • Deep operational experience • Extensive capital markets experience • 17 years at Neuralstem; 10+ in senior executive roles • 25 years of experience in human neural stem cell R&D • Broad expertise in manufacturing and scale - up • 30+ years of clinical development expertise • Deep small molecule and cell therapy expertise • Experience in multiple therapeutic areas Karl Johe Advisor • Co - founder of Neuralstem • Discoverer of neural stem cells and neurogenic molecules *currently in part - time advisory roles New or newly re - established positions 7 New Management Team Brings Deep Drug Development And Biotechnology Operational Expertise To be Hired

neuralstem.com 8 Streamlined Pipeline To Focus On Top Clinical Programs - Existing And Newly Augmented 2019 2020 2021 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 566 Ph2 Stroke , non - GCP (China) 566 Pivotal Stroke (Ph2) 189 To be out - licensed Indication not disclosed Asset #2 (Clinical Phase I/II) Asset #3 (Clinical Phase I/II) Asset #1 (Clinical Ph I//II) 566 ALS US 566 Pivotal Study US (Ph2 b/3) Data Analysis, Development Plan & FDA Meeting, grant submission

neuralstem.com 9 The Science Glial Progenitors Neuronal Progenitors Neural Stem Cell Neurons Astrocytes Oligodendrocytes Cell Therapy (NSI - 566) • ALS • Stroke • SCI Drug Screening • Neurogenesis • Neurotoxicity • Disease models NSI - 189 • Cognition • Diabetic Neuropathy • Alzheimer’s disease Self Renewal Differentiation

neuralstem.com • Amyotrophic Lateral Sclerosis: Orphan drug opportunity provides fast path to market – 53K prevalent cases in the 7 major markets in 2017 (US, 5EU, Japan); annual incidence 5600 (US) – Few approved therapies with nominal effectiveness – Many heterogenous subtypes, but treatment approach is not significantly different – Mortality due to respiratory failure • Chronic Ischemic Stroke: A leading cause of long - term disability and death worldwide with significant upside potential – The National Stroke Association estimates 7MM stroke survivors in the US and WHO estimates 17MM worldwide – No approved interventional therapies – Treatment is symptom management – Mortality due to CNS damage • Chronic Spinal Cord Injury : a long term chronic and disabling neurological condition, managed symptomatically with minimal improvement over time and devasting impacts to functionality and quality of life – The US prevalence is estimated at 249K - 363K with an annual incidence of ~17K (US) and 250K - 500K globally – No approved therapeutic intervention to restore neurological functions – Primarily driven by vehicle accidents and disproportionally affects younger males – 2/3 survive for at least 20 years – Leading cause of mortality from respiratory diseases and septicemia 10 Attractive Indications Prioritized In The Current Portfolio: ALS, Chronic Stroke And Chronic Spinal Cord Injury NSI - 566

NSI-566

Newly Diagnosed ALS Population Is A $1B+ Opportunity For NSI-566

- **US ALS market opportunity**
  - 5,600 ALS patients newly diagnosed in United States annually
  - Limited treatment options with poor efficacy
  - Median time from onset of symptoms to death is 3 years
- **US NSI-566 addressable market**
  - ~65% of newly diagnosed patients likely eligible for NSI-566
  - Pricing from $300K to $500K, similar to launched cell therapies
- **Launch will be limited to major neurosurgery centers attached to major ALS centers**
  - US surgical capacity at such centers sufficient to treat 4,500 patients per year


Input from spinal interneurons
Sensory input from muscle spindles
Input from upper motor neurons in the brain
Alpha motor neuron

Transplantation into ventral horn (adjacent to motor neurons)

Sources: ALS Association, Lancet. 2016 Oct 8; 388(10053): 1459–1544. US neurologist neurosurgeon and payer interviews conducted by Bionest research

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NSI-566

NSI-566: A Stable Neural Stem Cell Line (Allogeneic, Off-The-Shelf) MOA: Regeneration, Circuit Bridging, Neuroprotection


Indication
Preclinical
Phase I
Phase II
Phase III
Amyotrophic Lateral Sclerosis (ALS)
Chronic Ischemic Stroke
Chronic Spinal Cord Injury

- **ALS Phase I & II** (n=31): ***demonstrated preliminary clinical benefit against historical data.***
  - Assess and plan pivotal study in the US, meet with FDA
  - Seek non-dilutive financing for conduct of clinical trial
- **cStroke Phase I & II** (n=20): ***demonstrated safety and preliminary clinical benefit from baseline.***
  - Controlled study in China expected to complete 3Q 2020
  - Pursue partnership in China/Asia-Pacific
- **cSCI Phase I** (n=8): ***gain of some voluntary muscle below injury.***
  - Phase I expected to complete end of 2019

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neuralstem.com ALS - Phase I & II Ambulatory Subjects: NSI - 566 Indication of Efficacy When Compared To Historical Controls ALSFRS - R Total Score Time to Death or Motor Subscale ≤ 6 P=0.005 HSSC HSSC non - bulbar subjects 13 PhI /II NSI - 566

neuralstem.com ALS Is An Attractive Orphan Opportunity Where NSI - 566 Would Be a Differentiated Offering Defined regulatory path and opportunity to differentiate from other treatments by superior, disease - modifying efficacy 1 Substantial opportunity (53K patients US+EU+JP) accessible with modest marketing investment via centers of excellence 4 2 3 5 Of launched and pipeline programs, NSI - 566 is only non - chronic therapy Of stem cell therapies in development for ALS, NSI - 566 is only program that replaces neuronal lineage Phase IIa * complete; approval possible based on one positive pivotal study *open - label, no control group. Efficacy signal identified when compared to historical controls. 14 NSI - 566

neuralstem.com Chronic Ischemic Stroke: Significant Opportunity Commercially Attractive Indication With Few Competitors • Substantial population size: The most common cause of disability in the United States with an estimated survivor population of 7MM (US) and 17MM (Worldwide). Prevalent cases will grow from 5.3 to 8.0 million in China over next decade. • High unmet need : No interventional therapy for chronic stroke; focus is on rehabilitation, but only a fraction of survivors obtain complete functional recovery at six months. • Relatively weak competitive drug pipeline: few competitors; no advanced trials for chronic ischemic stroke; significant focus on acute stage for stem cells. 15 NSI - 566

NSI-566

Stroke Ranked As Leading Cause Of Death And Disability

2017 Ranking Of Death And Disability Burden In China

	Death	Pre-mature Death	Disability	Risk Factors
1	**Stroke**	**Stroke**	Neck Pain	Dietary risks
2	Ischemic Heart Disease	Ischemic Heart Disease	Depressive Disorders	Tobacco
3	COPD	Lung Cancer	Hearing Loss	High Blood Pressure
4	Lung Cancer	COPD	Low back pain	Air Pollution
5	Alzheimer's	Liver Cancer	**Stroke**	High BMI
6	Liver Cancer	Road Injuries	Diabetes	High Fasting Plasma Glucose
7	Stomach Cancer	Stomach Cancer	COPD	Alcohol use
8	Hypertension	Alzheimer's	Headache Disorders	High LDL
9	Road Injuries	Neonatal disorders	Neonatal	Occupational Risks
10	Esophageal cancer	Hypertension	Other musculoskeletal	Malnutrition

Global, regional, and national age-sex-specific mortality for 282 causes of death in 195 countries and territories, 1980–2017: a systematic analysis for the Global Burden of Disease Study 2017. The Lancet, Volume 392, Issue 10159, 1736-1788 (2018)

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neuralstem.com • Ischemic Chronic Stroke Market Opportunity – 692K newly diagnosed patients annually in the US – China is second largest stroke market opportunity – Therapies limited to rehabilitation; no regenerative approved therapies – 25% survival rate by 10 years • NSI - 566 Addressable Market in the US – A conservative estimate of eligible patients is 175K (<65 years old) in the US – 10% market penetration (15 - 20,000 patients) 17 Source: cdc.gov/stroke Transplantation at multiple locations surrounding the site of injury NSI - 566 Chronic Stroke Treatment Is A Global Blockbuster Opportunity NSI - 566

neuralstem.com NSI - 566: Chronic Stroke – Phase I Data A t 12 Months Motor score improvement Fugl - Meyer Motor Score Post Treatment (months, 0 - 12) Meaningful Clinical Benefits: >10 points of improvement in Fugl - Meyer Motor Score Change from Baseline (+/ - SEM) • One - time administration of 72 million cells • Direct injections into the stroke area of brain • 4 weeks of immunosuppression • Evidence of long - term graft survival (at least 2 years) • Evidence for tissue regeneration 18 NSI - 566

neuralstem.com Chronic Stroke Represents A Very Large Opportunity Where NSI - 566 Has Potential To Partially Restore Motor Function Where No Interventional Therapy Currently Exists No restorative interventional therapies approved in chronic stroke (Breakthrough potential) 1 4 Substantial opportunity: most common form of disability in the US and leading cause of death in China 2 3 5 Very few active stem cell trials focused on chronic stroke (no late stage trials) Neuralstem has demonstrated tissue regeneration Opportunity to partially restore motor function Neuralstem has completed Phase I in patients Controlled Phase II study underway in China 19 NSI - 566

neuralstem.com NSI - 189: A Small Molecule Pro - Cognitive Drug MOA: Neurogenesis, Synaptogenesis, Synaptic Plasticity • Pro - cognitive, neurogenic small molecule • Positive, randomized placebo - controlled Phase Ib in major depressive disorder (MDD) • Phase II double - blind exploratory study in MDD – Missed primary endpoint (MADRS) – Hit secondary endpoints for patient - reported depression measures: SDQ, CPFQ, and QID - SR – Significant improvements on cognitive measures – Pre - clinical findings supportive of alternative indications: • Angelman Syndrome, Ischemic Stroke, Diabetic Neuropathy, Irradiation - induced Cognitive Deficit, Alzheimer’s – Seeking partnership to further develop these indications 20 NSI - 189

neuralstem.com New Asset Search, Evaluate And Acquire • Re - build the pipeline and acquire new assets • Retained Hibiscus BioVentures – Focused on M&A/Corporate Development, technology sourcing and acquisition, licensing, financing support – Significant track record, distinguished team, and strong industry and financing relationships, technical capabilities to cover a variety of therapeutic areas – Deals in past year include: • Large pharma spinout and $200M Series A financing, $75M Bridge and preparing for IPO and BLA • MD - based, venture - funded biotech lost over $50M in valuation. Purchased for several $M, new team/strategy and newly financed for over $100M. • Other deals include a game - changing 3D printing company that has been successfully capitalized and set on the right strategic path. – Founding Partners: Chris Jeffers, PhD, JD; Josh Barer; Mitchell Chan (Bios available upon request) • Search focused on early stage clinical asset(s) – Preference for CNS therapeutics while remining open to other opportunities (including non - IO oncology) – Technology/ MoA : Small molecule/TKI and antibody – Must have strong China market opportunity 21 New Assets

neuralstem.com STAGE 1 STAGE 2 STAGE 3 STAGE 4 STAGE 5 • “Triage” based on high level criteria (clinical space, commercial opportunity, “fit”, etc.) • 60 - 70 Technologies Evaluated • Data and technology vetted by group of technical/clinical analysts • Initial business and IP evaluation • 10 Reached Stage 2 • In - depth data, scientific and clinical analysis by KOL network and outside consultants • Initial commercial and pricing analysis • In - depth financial and IP review • Initial business plans developed and vetted • 2 Reached Stage 3 • Evaluation of larger Neuralstem business model and synergies with other technologies • In - depth commercial and financial diligence • Finance and business plans finalized and presented to Board • Deal negotiation • Fundraising • Integration Neuralstem New Asset Search Process 22 1 Deal currently between Stage 4 - 5 New Assets

neuralstem.com Summary • Plan: Re - build pipeline of clinical stage assets • Team: New team with deep expertise and experience • Assets: Build on promise of current products, add additional assets • Partnering: Establish strong regional and global development partnerships • Financing: Raise initial “Phoenix Round” of financing 23

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